Exhibit 99.1

FCA to announce Third Quarter 2017 financial results on October 24

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the third quarter of 2017 will be released on Tuesday, October 24, 2017.
A live audio webcast and conference call of the 2017 Q3 results will begin at 4:00 p.m. BST / 5:00 p.m. CEST / 11:00 a.m. EDT on Tuesday, October 24.
Details for accessing this presentation will be available in the Investors section of the Group's website at www.fcagroup.com prior to the event. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 3 October 2017

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com